Exhibit (a)(16)

GLOBAL EXCHANGE OF STOCK OPTIONS

A NEW BEGINNING

BLOCKBUSTER GLOBAL EXCHANGE OF STOCK OPTIONS : A NEW BEGINNING

Blockbuster Inc. is offering eligible employees the opportunity to exchange stock options for restricted share units. This booklet provides a general description of the offer and includes information you should consider when deciding whether to participate.

For a complete description of the offer, please read the Offer to Exchange included with this package and on the EquiServe exchange web site at http://www.eproxyvote.com/bbi-ukmexico

(if you are subject to the tax laws of the United Kingdom or Mexico) or http://www.eproxyvote.com/bbi-units (if you are subject to the tax laws of Canada or Ireland).

The Opportunity is Yours

Stock options allow you to benefit from increases in the market price of Blockbuster Inc. class A common stock. Recognizing that most outstanding Blockbuster Inc. stock options are “underwater” (meaning the exercise price is higher than the current market price) and looking to restore the retention and motivational value of the options, Blockbuster Inc. is offering you the opportunity to exchange your options for restricted share units.

It’s a One-Time Offer, for a Limited Time, and Is Completely Voluntary

You can choose whether to participate in the option exchange program — the decision is entirely yours. This is a one-time offer, and it will only be available to you for a limited time. In this package, you’ll find the Offer to Exchange, which will provide full information about the option exchange program.

Option Exchange Program at a Glance

The following table outlines the basic provisions of the Blockbuster Global Exchange of Stock Options Program. For details about the provisions, please read the Offer to Exchange carefully.

PROVISION DESCRIPTION

Options Eligible for Exchange

Outstanding, unexercised options granted to-date under the Blockbuster Inc. 1999 Long-Term Management Incentive Plan.

Eligible Employees

Any employee in a participating country with options outstanding as of the expiration date of the exchange period. Employees in participating countries other than the U.S. who hold 400 or more outstanding, unexercised stock options are eligible to exchange those options for restricted share units. Employees in participating countries who hold fewer than 400 outstanding, unexercised stock options are eligible to exchange those options for cash only.

Exchange Ratio

Because of the varying exercise prices of existing stock options, the exchange ratio differs by grant. Please refer to your Personalized Statement included with this package for the exact exchange ratio for each of your eligible grants.

All or Nothing Decision

You decide whether to exchange all outstanding Blockbuster Inc. options or none. You cannot elect to exchange only some of your options.

If you elect to participate, all of your outstanding Blockbuster Inc. options will be cancelled and exchanged for restricted share units.

If you choose not to exchange your options, you don’t need to take any action. In that case, you’ll continue to hold your existing options until you exercise them or they expire.

Election Period

You may elect to exchange your existing options anytime between November 9, 2004 and December 10, 2004 at 5:00 p.m. ET in the U.S. You must be a Blockbuster employee on the expiration date of the offer in order for your exchange election to be valid.

Withdrawal Period

You may elect to withdraw your exchange election anytime before 5:00 p.m. ET in the U.S. on December 10, 2004.

Grant of Restricted Share Units

Restricted share units will be granted effective as of December 10, 2004.

UN NUEVO COMIENZO • UN NOUVEAU DÉPART •
UN NUOVO INIZIO • A NEW BEGINNING • UN

How to Exchange Your Options: A Step-by-Step Guide

Exchanging your options is easy. Please follow the steps outlined below:

Step 1: Get the facts.

- Read the Offer to Exchange carefully. You may also want to visit the EquiServe exchange web site at:
  > If you are subject to the tax laws of the United Kingdom or Mexico → **http://www.eproxyvote.com/bbi-ukmexico**
  > If you are subject to the tax laws of Canada or Ireland → **http://www.eproxyvote.com/bbi-units**

Step 2: Get ready.

- Have your Personalized Statement in front of you.
- Have your Control Card number available (shown on your personalized Election Form). If you do not have a Control Card number, you can call EquiServe (at the phone numbers detailed on page 5) between 9:00 a.m. – 5:00 p.m. ET in the U.S. to speak to an EquiServe representative.

Step 3: Make your election by December 10, 2004.

- You have multiple ways to make your election:
  > Online via the EquiServe exchange web site at:
  – If you are subject to the tax laws of the United Kingdom or Mexico → **http://www.eproxyvote.com/bbi-ukmexico**
  – If you are subject to the tax laws of Canada or Ireland → **http://www.eproxyvote.com/bbi-units**
  > By fax, by completing and signing your Election Form enclosed with this package. Fax your completed form to EquiServe at 1-201-324-3247. (See international faxing instructions on page 5.)
  > By mail, by completing and signing your Election Form enclosed with this package. There is a return envelope included with this package for you to use in returning your Election Form.
- You may be required to furnish other information such as your EquiServe account number.

If you choose not to exchange your options, you don't need to take any action. In that case, you'll continue to hold your existing options until you exercise them or they expire.

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Step 3 (continued)

If the tax laws of the United Kingdom or Mexico apply to you, you will be subject to a tax withholding obligation upon the vesting of your restricted share units. When you make your exchange election, you will also need to make a choice on how you will satisfy your tax withholding obligation.

You may choose to:

Have EquiServe automatically sell some of the shares of Blockbuster Inc. class A common stock (issued upon vesting of your restricted share units) to satisfy the estimated tax withholding obligation and pay applicable sales commissions, or Pay the withholding taxes on the vested shares yourself. If you choose this option, you will be notified of the amount of withholding taxes you owe. You will need to submit your tax withholding remittance to your local Blockbuster payroll office.

If you elect to pay the withholding taxes yourself, your remittance must be received by December 29 of the year in which the applicable shares vest. If your remittance is not received by this deadline, EquiServe will sell enough of your shares to satisfy the tax withholding obligation and pay applicable sales commissions.

Finally, the EquiServe exchange web site and the Election Form enclosed with this package will require you to verify that you have read and that you agree to the terms of the Restricted Share Unit Award Agreement for your country included as an appendix to the Offer to Exchange. If the tax laws of the United Kingdom or Mexico apply to you, be aware that the form of tax withholding payment you elect will stay in effect for the term of your grant unless you terminate the tax withholding election in writing. So, each year upon vesting, EquiServe will either sell shares to satisfy your tax withholding obligation or you will be required to pay the amount of withholding taxes you owe — depending on the tax withholding election you made in 2004.

UN NUEVO COMIENZO • UN NOUVEAU DÉPART •
UN NUOVO INIZIO • A NEW BEGINNING • UN



If you have a question about the number of options you have available for exchange, please call EquiServe at the numbers listed below or email to seso@equiserve.com.

If calling from the United States, Canada, Puerto Rico, or the Virgin Islands, contact EquiServe by dialing 1-800-726-7438.

If calling from outside the United States, Canada, Puerto Rico, or the Virgin Islands, to contact EquiServe first dial your international access code listed below. After the prompt, dial 1-800-726-7438.

- Mexico 01-800-288-2872
- UK 0500-89-0011 or 0800-013-011
- Ireland 1-800-550-000

Contact your local Human Resources representative if you need more information on country codes.

If you change your mind during the election period, you can withdraw your decision to exchange options. To do that, you may use the Withdrawal Form included as an appendix to the Offer to Exchange. You can either fax your Withdrawal Form to EquiServe at 1-201-324-3247 (Europe and Latin America: add 00 before the fax number) or mail it to:

EquiServe
ATTN: Mike Hillier
525 Washington Blvd.
Third Floor
Jersey City, NJ 07303
USA

You may access your account on the EquiServe web site at www.optionsplan.com to view your updated account balance.

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Restricted Share Units: How They Work

Restricted share units represent the right to receive shares of Blockbuster Inc. class A common stock in the future upon vesting. Restricted share units are considered “restricted” because they are subject to forfeiture and restrictions on transfer prior to vesting and the related distribution of the shares. Unlike stock options, you do not have to pay a purchase price to receive shares upon vesting of the units.

On the vesting date, the restriction is removed and you become the full owner of the shares. When the restriction is removed, you can manage the shares with the rest of your personal investments. One-third of the restricted share units you receive in 2004 will vest shortly after grant, while the remaining two-thirds will vest in equal installments each year until you are fully vested at the end of two years.

The value you ultimately receive from your award depends on the future value of Blockbuster Inc. class A common stock. If the value of Blockbuster Inc. class A common stock rises, your restricted share units will be worth more. However, if the value of Blockbuster Inc. class A common stock declines, your restricted share units will be worth less. Unlike stock options, which only have value if the stock value increases, vested restricted share units should always have some value.

Here is an overview of some of the key features of restricted share units:

Feature How It Works

Definition

Restricted share units represent the right to receive shares of Blockbuster Inc. class A common stock in the future upon vesting.

Vesting

For 2004, one-third of your award will vest shortly after grant. The remaining two-thirds will vest in equal installments each year until you are fully vested at the end of two years. Once vested, you may sell shares at any time.

Dividends

You are not eligible for dividends on restricted share units. Once your units vest and they are converted to shares, you will receive any dividends on those shares from that point forward.

Voting Rights

You have no voting rights on your restricted share units. Once your units vest and they are converted to shares, you have voting rights on those shares from that point forward.

Taxation

Please consult your personal tax advisor.

Transactions

(subject to insider

trading policies)

Upon vesting, you can: Hold the shares Sell the shares

For 2004, you are being given a one-time opportunity to exchange your existing Blockbuster Inc. stock options for Blockbuster Inc. restricted share units. Please refer to your Personalized Statement enclosed with this package for a listing of your current stock options and the corresponding number of restricted share units for which you may choose to exchange.

If You Leave Blockbuster

If your employment with Blockbuster ends for any reason (termination, retirement, disability, death, etc.), unvested restricted share units are forfeited.

Once your restricted share units vest, the shares issued to you upon vesting are yours to keep.

Nontransferability

Your restricted share units may not be transferred, assigned, or pledged in any manner.

QUESTIONS AND ANSWERS

The Offer to Exchange contains a full description of the option exchange and includes some of the more frequently asked questions. We’ve included in this booklet answers to some of the questions you may have about the program, restricted share units, and how they work. If you have further questions about the option exchange program, go to the EquiServe exchange web site at http://www.eproxyvote.com/bbi-ukmexico (if you are subject to the tax laws of the United Kingdom or Mexico) or http://www.eproxyvote.com/bbi-units

(if you are subject to the tax laws of Canada or Ireland). You can also call EquiServe at 1-800-726-7438. Refer to page 5 for information about dialing EquiServe internationally.

How do I decide whether to exchange or not? When do I need to make this decision?

We have provided details of your personal option holdings to help you make your decision, but ultimately it’s up to you. You need to decide whether the new restricted share units or the original options are more valuable to you. We encourage you to seek advice from your personal financial advisor. The Senior Executive Compensation Committee of our Board of Directors has approved this offer, but will not make any recommendation for participation.

In order to participate in this program, you need to make your election by

December 10, 2004. If you opt to fax or mail your Election Form to EquiServe, they must receive your form by 5:00 p.m. ET in the U.S. on December 10, 2004. Although we do not expect to extend this offer beyond December 10, 2004, we may choose to do so, in which case we will notify you of the extension.

What tools will I get to help me decide?

In this package, you are receiving a number of communication pieces to help you make your decision:

Announcement letter (on inside front cover of CD holder) — from John Antioco outlining the business reasons for the exchange program

Personalized statement — detailing your current Blockbuster Inc. stock options and the corresponding restricted share unit exchange ratio

CD — this interactive disk highlights the features of the exchange program. You can also link to the EquiServe exchange web site from this CD where you’ll be able to make your election

Election form — outlining the ways you can make your election (online, fax, or mail)

Offer to Exchange — providing all of the details with regard to this exchange

Prospectus — outlining the 1999 and 2004 Long-Term Management Incentive Plan provisions

What will I be giving up by exchanging my options for restricted share units?

If you elect to participate, you will be giving up any future claim to your original options. You will be exchanging those options for the new Blockbuster Inc. restricted share units.

Is Blockbuster Inc. doing away with all stock options?

Blockbuster Inc. is not doing away with all stock options. We are simply adding another equity compensation tool to our equity compensation program — restricted share units. We believe that restricted share units will be effective as an incentive for our employees to focus on the long-term growth and profitability of our company.

What are my tax obligations in connection with the restricted share units?

We have described the tax obligations associated with the restricted share units, including information regarding the timing of applicable tax obligations, in the Offer to Exchange. However, the description in the Offer to Exchange is only a summary and may not address all aspects of your particular tax situation. As a result, we urge you to consult your personal tax advisor regarding the tax obligations you will incur in connection with the restricted share units.

If the tax laws of the United Kingdom or Mexico apply to you, you will be subject to a tax withholding obligation upon the vesting of your restricted share units. We urge you to refer to the Offer to Exchange for more information and to consult with your personal tax advisor regarding potential tax withholding obligations. If the tax laws of the United Kingdom or

Mexico apply to you, you have two choices to satisfy your tax withholding obligation: 1) Have EquiServe automatically sell some of the shares of Blockbuster Inc. class A common stock issued upon vesting of your restricted share units to satisfy the estimated tax withholding obligation and pay applicable sales commissions. You will be left with the number of shares that vested less the number of shares sold to cover your tax withholding obligation and pay applicable sales commissions, or 2) Pay the withholding taxes on the vested shares yourself. If you choose this option, you will be notified of the amount of withholding taxes you owe. You will need to submit your tax withholding remittance to your local Blockbuster payroll office.

If you elect to pay the withholding taxes yourself, your remittance must be received by December 29 of the year in which the applicable shares vest. If your remittance is not received by this deadline, EquiServe will sell enough of your shares to satisfy the tax withholding obligation and pay applicable sales commissions.

If the tax laws of the United Kingdom or Mexico apply to you, when you make your exchange election either on the EquiServe exchange web site, via fax, or via mail, you must also choose your form of tax withholding payment. If you do not make a tax election, then your exchange election will be void and you will retain your current outstanding stock options.

If you are not subject to tax withholding obligations, so the elections outlined on the previous page do not apply to you, you will nevertheless be responsible for payment of any tax obligations to which you are subject in connection with the vesting or settlement of restricted share units. You are urged to consult with your personal tax advisor.

If the tax laws of the United Kingdom or Mexico apply to me, how can I determine how much will be withheld for taxes upon vesting?

If the tax laws of the United Kingdom or Mexico apply to you and if you elect to pay the withholding taxes on your vested shares yourself, you will be notified of the amount of withholding taxes you owe.

What are restricted share units?

Restricted share units represent the right to receive shares of Blockbuster Inc. class A common stock in the future upon vesting. Provided that you remain our employee, you will gain full ownership of the stock you receive in settlement of these units over the next two years once the units vest completely.

How do restricted share units differ from stock options?

Restricted share units provide an advantage over stock options. Stock options give you the right to purchase shares of Blockbuster Inc. class A common stock at a fixed price over a specified period of time after certain time requirements of continued employment are met. With restricted share units, Blockbuster Inc. is obligated to give you shares of Blockbuster Inc. class A common stock upon your remaining a Blockbuster employee for specified periods, and you are not required to pay an exercise price to receive the shares.

What is the difference in restricted shares and restricted share units?

A restricted share unit, unlike restricted shares, does not have actual shares issued at grant. Rather, upon vesting of the units, Blockbuster Inc. issues actual shares of class A common stock.

How was the exchange ratio calculated? Why does the exchange ratio vary by grant?

Blockbuster Inc. determined (in consultation with our external compensation consultants) and the Senior Executive Compensation Committee of our Board of Directors approved, the exchange ratios after considering several elements. Those considerations include assessing the Black-Scholes valuation of current stock options along with the relative retention value of restricted share units, as well as the overall compensation costs to the company. The Black-Scholes option pricing model is a commonly used method of valuing stock options.

The Black-Scholes valuation differs by the exercise price of the options, therefore creating the different exchange ratios for different grants of stock options.

Will I get a restricted share unit award every year?

Going forward, the Senior Executive Compensation Committee of Blockbuster Inc.’s Board of Directors will determine who receives grants, if any, each year. You are receiving the opportunity for restricted share units this year due to the change in Blockbuster Inc.’s stock option granting policies and because we are celebrating our new independence as a company. Receipt of a grant in one year does not guarantee you will receive a grant in subsequent years.

This booklet provides a brief description of the Blockbuster Global Exchange of Stock Options Program. If there is a discrepancy between this booklet and the Offer to Exchange, the Offer to Exchange will govern. Receipt of a restricted share unit award or stock option award does not constitute a contract of employment or a guarantee of future employment with Blockbuster.

The terms and conditions of your awards are contingent upon continued employment with Blockbuster. If you leave Blockbuster for any reason, you will forfeit any unvested restricted share units.

How will my units be held until I am vested?

Your restricted share units will be issued in your name and held by the transfer agent (EquiServe) in an account. Any shares received upon vesting of restricted share units will continue to be held in your account until you decide to sell them or you decide to move them to another brokerage account.

Do I receive dividends on my restricted share units?

You are not eligible for dividends on restricted share units. Once your units vest, you will receive shares of Blockbuster Inc. class A common stock. You are then entitled to dividends paid on the shares you hold from that point forward.

If I sell my shares of stock that I receive upon vesting of my units, will I have to pay a broker fee?

Yes, The commission is US$10.00 flat fee plus US$.10 per share.

Am I subject to insider trading laws with respect to the sale of shares issued to me upon the vesting of my restricted share units?

Yes. As with any sale of Blockbuster Inc. securities, you are subject to insider trading laws. If you are an insider, you must follow standard pre-clearance procedures prior to the sale of any shares issued to you upon the vesting of your restricted share units, including sales of shares to satisfy tax withholding obligations.

What happens to my restricted share units if I leave Blockbuster?

If your employment with Blockbuster ends for any reason (termination, retirement, disability, death, etc.), unvested restricted share units are forfeited. Once your restricted share units vest, the shares issued upon vesting are yours to keep.

Can I sell or give my restricted share units to someone else?

No. Your restricted share units are nontransferable. You are free to transfer the shares you receive upon vesting of your restricted share units, subject to applicable securities laws, our securities trading policies, and payment of withholding taxes and applicable commissions.